As filed with the Securities and Exchange Commission on February 6, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-I/A
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(4) of the Securities Exchange Act of 1934
Amendment No. 2

DWS Global Commodities Stock Fund, Inc.
(Name of Subject Company (Issuer))

DWS Global Commodities Stock Fund, Inc.
(Name of Filing Person (Offeror))

81114Y108
(CUSIP Number of Class of Securities)

John Millette
Secretary
DWS Global Commodities Stock Fund, Inc.
345 Park Avenue
New York, New York 10154
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Burton M. Leibert, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$22,513,870.27(a)	$2,409(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,171,987 shares in the offer, based upon a price per share of $19.21, which represents 98% of the net asset value per share at December 19, 2006.

(b)	Calculated as $107.00 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,409
Form or Registration No.: 005-81188
Filing Party: DWS Global Commodities Stock Fund, Inc.
Date Filed: December 22, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐  third-party tender offer subject to Rule 14d-1.
     ☑  issuer tender offer subject to Rule 13e-4.
     ☐  going-private transaction subject to Rule 13e-3.
     ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

Item 12.	Exhibits.

Item 13.	Information Required by Schedule 13E-3.

SIGNATURE

EX-99.A.10: PRESS RELEASE

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS GLOBAL COMMODITIES STOCK
FUND, INC.

By:	/s/ John Millette
Name: John Millette
Title:  Secretary

Dated: February 6, 2007

Introductory Statement

DWS Global Commodities Stock Fund, Inc., a Maryland corporation (the “Fund”), hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on December 22, 2006, as amended by Amendment No. 1 filed on February 1, 2007 (the “Schedule TO”), with respect to the offer by the Fund to purchase for cash up to 1,171,987 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 22, 2006 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed as exhibits to the Schedule TO.

The Schedule TO is hereby amended and supplemented by adding the following:

A total of 14,091,218 shares of the Fund’s Common Stock were tendered in the Offer, prior to the expiration of the Offer at 11:59 p.m., Eastern time, on January 31, 2007. The Fund accepted 1,171,987 shares of Common Stock for payment at a price of $17.445 per share (98% of the Fund’s net asset value on February 1, 2007). On a pro-rated basis, 8.31717% of the shares of Common Stock tendered by each tendering stockholder were accepted for payment.

Reference is hereby made to the press release issued by the Fund on February 6, 2007, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated December 22, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, and Trust Companies and Other Nominees.*
(a)(6)	Text of letter to shareholders of the Fund dated December 22, 2006.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Press Release, dated December 22, 2006.*
(a)(9)	Press Release, dated February 1, 2007.*
(a)(10)	Press Release, dated as of February 6, 2007.
(b)-(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.